Exhibit 12.1

Hanover Compressor Company
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars, except ratio amounts)

	Three Months Ended
	March 31,		Year Ended December 31,
	2004 (1)	2003 (2)	2003 (3)	2002 (4)	2001	2000	1999
Earnings:
Income (loss) from continuing operations before income taxes	$(1,721)	$(37,375)	$(107,766)	$(92,419)	$112,000	$74,948	$60,463
Add:
Interest on indebtedness and amortization of capitalized interest, debt expense and discount	35,372	10,306	85,524	40,453	31,760	15,110	9,115
Leasing expense and the estimated interest factor attributable to rents	920	25,160	49,881	96,863	71,347	46,132	22,486
Equity in income of non-consolidated affiliates in excess of distributions of income	(4,288)	(2,880)	(4,637)	(2,223)	(9,350)	(3,518)	(1,188)

Earnings (loss) as adjusted	$30,283	$(4,789)	$23,002	$42,674	$205,757	$132,672	$90,876

Fixed charges:
Interest on indebtedness, amortization of debt expense and discount and capitalized interest	$35,524	$10,362	$86,033	$42,577	$34,250	$16,871	$10,597
Leasing expense and the estimated interest factor attributable to rents	920	25,160	49,881	96,863	71,347	46,132	22,486

Total fixed charges	$36,444	$35,522	$135,914	$139,440	$105,597	$63,003	$33,083

Ratio of earnings to fixed charges	—	—	—	—	1.95	2.11	2.75

(1)	Due to Hanover’s loss for the three months ended March 31, 2004, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $6.2 million to achieve coverage of 1:1.

(2)	Due to Hanover’s loss for the three months ended March 31, 2003, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $40.3 million to achieve coverage of 1:1. During the first quarter 2003, we recorded $42.1 million in pre-tax charges related to the settlement of shareholder litigation. For a description of these pre-tax charges, see footnote 7 in the notes to the consolidated financial statements included in Hanover’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2003.

(3)	Due to Hanover’s loss for the year ended December 31, 2003, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $112.9 million to achieve coverage of 1:1. During the year, we recorded $250.6 million in pre-tax charges. For a description of these pre-tax charges, see footnote 21 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2003.

(4)	Due to Hanover’s loss for the year ended December 31, 2002, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $96.8 million to achieve coverage of 1:1. During 2002, we recorded $182.7 million in pre-tax charges. For a description of these pre-tax charges, see footnote 27 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2002.